CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 11—Computation of Earnings Per Share

(In thousands, except per share amounts)

	2007	2006	2005
BASIC:
Net Income	$169,025	$138,927	$122,906

Weighted average shares outstanding	65,840	64,856	63,857

Basic earnings per share	$2.57	$2.14	$1.92

DILUTED:
Net Income	$169,025	$138,927	$122,906
After-tax interest cost of convertible debt	3,689	3,689	3,673

Net Income plus assumed debt conversion	$172,714	$142,616	$126,579

Weighted average shares outstanding	65,840	64,856	63,857
Dilutive effect of convertible debt	3,230	3,228	3,226
Incremental shares under stock option plans	1,242	862	2,206

Adjusted weighted average shares outstanding	70,312	68,946	69,289

Diluted earnings per share	$2.46	$2.07	$1.83